Exhibit 99.107

Share purchase agreement

between

Wergeland Eigedom AS

(as Seller)

and

Blue Moon Metals Inc.

(as Buyer)

6 March 2025

CONTENTS
Clause		Page

1.	Definitions		5
2.	The Transaction		8
	2.1	Sale and purchase	8
	2.2	Purchase Price	8
	2.3	Settlement of the Purchase Price	8
	2.4	Consideration Shares	8
3.	Pre-Closing undertakings		9
	3.1	Conduct of Business	9
4.	Conditions precedent		10
	4.1	Conditions for the benefit of the Seller	10
	4.2	Conditions for the benefit of the Buyer	10
5.	Pre-Closing actions		10
6.	Closing		10
	6.1	Time and place	10
	6.2	The Seller’s obligations on Closing	11
	6.3	The Buyer’s obligations on Closing	11
7.	Termination		12
	7.1	Termination events	12
	7.2	Rights on termination	12
8.	Various undertakings		12
	8.1	Registration and legal perfection of the transfer of the Ancillary Assets	12
	8.2	Continued operations	12
	8.3	Quay Dispute	12
	8.4	Stone extractions license	12
	8.5	Seller’s liquidation period	12
	8.6	Sami Authorities	12
9.	Representations and warranties of the Seller		12
	9.1	General	12
	9.2	Ownership and shares	13
	9.3	Power and authority	13
10.	Representations and warranties of the Buyer		13
	10.1	General	13
	10.2	Power and authority	13
	10.3	Issuance of the Consideration Shares	13
11.	Compensation		14
	11.1	General	14
	11.2	Sole remedy	14
	11.3	Disclosed information	14
	11.4	Monetary limitation	14
	11.5	Time Limit for bringing claim	14
12.	Seller’s specific indemnities		14
13.	Buyer’s specific indemnities		15
14.	Miscellaneous		15
	14.1	Confidentiality	15
	14.2	Announcements	15

2 (17)

14.3	Notices	15
14.4	Exclusivity	15
14.5	Expenses	15
14.6	Assignment	15
14.7	Governing law and dispute resolution	15

3 (17)

List of Schedules

Schedule 1.11	Closing Memorandum
Schedule 1.19	Description and Illustration of the Loading Facility
Schedule 1.22	Operation Agreement
Schedule 1.29	Related Transactions

4 (17)

Agreement

This share purchase agreement (the Agreement) is entered into on 6 March 2025 between:

(1)	Wergeland Eigedom AS, a Norwegian private limited liability company incorporated under the laws of Norway, with business registration number 923 265 651, having its registered address at Sløvåg, 5960 Dalsøyra, Gulen, Norway (the Seller); and

(2)	Blue Moon Metals Inc., a corporation incorporated under the laws of British Columbia, Canada, with company number BC0779838, having its registered address at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada (the Buyer).

Each a Party and jointly the Parties

Background

(A)	The Seller owns 100% of the shares (the REAS Shares) in Repparfjord Eiendom AS, a private limited liability company incorporated under the laws of Norway, with business registration number 991 412 689, having its registered address at Sløvåg, 5960 Dalsøyra, Gulen, Norway (REAS).

(B)	REAS holds the ground lease to the property known as municipality no. 5603, gnr/bnr 107/1, fnr. 15 (the Industrial Land).

(C)	The Seller owns land property known as municipality no. 5603, gnr/bnr 107/2 located adjacent to the Industrial Land (the Additional Property), the ground lease to the property known as municipality no. 5603, gnr/bnr 107/1, fnr. 11 (the Additional Land) and the ship loading facilities and related infrastructure associated with the Industrial Land as described and illustrated in Schedule 1.19 (the Loading Facility, and together with the Additional Property and the Additional Land, the Ancillary Assets).

(D)	The Seller wishes to sell, and the Buyer, wishes to purchase the REAS Shares (the Transaction).

(E)	To facilitate the Transaction, the Parties wish that the Seller transfers the Ancillary Assets to REAS prior to completion of the Transaction.

(F)	The Parties have entered into this Agreement to set out the terms and conditions for the Transaction.

IT IS AGREED as follows:

1.	Definitions

For the purposes of this Agreement, the following capitalised terms shall have the following meanings when used herein:

1.1	Additional Property shall have the meaning ascribed to such term in letter (C) of the Background section.

5 (17)

1.2	Additional Land shall have the meaning ascribed to such term in letter (C) of the Background section.

1.3	Agreement means this Agreement, including all schedules and appendices attached to it.

1.4	Ancillary Assets shall have the meaning ascribed to such term in letter (C) of the Background section.

1.5	Business Days means any day which the banks are open in Norway and Canada.

1.6	Buyer shall have the meaning ascribed to such term in the preamble hereof.

1.7	CAD shall mean Canadian Dollars.

1.8	Cash Amount shall have the meaning ascribed to such term in Clause 2.2.1

1.9	Closing shall have the meaning ascribed to such term in Clause 6.1.1.

1.10	Closing Date shall have the meaning ascribed to such term in Clause 6.1.1.

1.11	Closing Memorandum shall mean the draft closing memorandum for the Transaction as set out in Schedule 1.11.

1.12	Companies Act shall mean Norwegian limited liability companies act.

1.13	Data Room shall mean the virtual data room established by the Seller in connection with the transactions contemplated by this Agreement, copies of which will be delivered by the Seller to the Buyer in electronic form at Closing.

1.14	Encumbrance means any mortgage, charge, pledge, lien, option or other security interest, encumbrance or restriction on the use of any kind.

1.15	FX Adjustment Amount shall have the meaning ascribed to such term in Clause 2.3.2.

1.16	Fairly Disclosed means information disclosed with sufficient clarity and detail to enable an experienced, prudent and reasonable buyer assisted by professional advisers to be aware of the nature and scope of the fact, matter or circumstance disclosed.

1.17	FEFO shall mean Finnmarkseiendommen.

1.18	Industrial Land shall have the meaning ascribed to such term in letter (B) of the Background section.

1.19	Loading Facility shall have the meaning ascribed to such term in letter (C) of the Background section.

1.20	Loss means any reasonably foreseeable loss that a Party suffers due to any breach of this Agreement.

1.21	NOK shall mean Norwegian Krone.

6 (17)

1.22	Operation Agreement shall mean the agreement to be entered into between the Seller and REAS as set out in Schedule 1.22.

1.23	Outside Date shall have the meaning ascribed to such term in Clause 7.1(c).

1.24	Seller shall have the meaning ascribed to such term in the preamble hereof.

1.25	Party and Parties shall have the meaning given to such terms in preamble hereof.

1.26	Purchase Price shall have the meaning ascribed to such term in Clause 2.2.1.

1.27	REAS shall have the meaning ascribed to such term in letter (A) of the Background section.

1.28	REAS Shares shall have the meaning ascribed to such term in letter (A) of the Background section.

1.29	Related Transactions shall mean the transactions described in the Buyer’s press release on 19 December 2024 as set out in Schedule 1.29, including the Buyer’s acquisition of Nussir ASA and Nye Sulitjelma Gruver AS and the related C$30M equity placement.

1.30	Seller shall have the meaning ascribed to such term in the preamble hereof.

1.31	Seller’s Designated Bank Account means the below:

Beneficiary Owner: Wergeland Eigedom AS

Bank: [***]

BIC:

Account Number: [***]

IBAN: [***]

1.32	Seller Warranties means the warranties set out in Clause 8.

1.33	Transaction has the meaning ascribed to such term in letter (D) in the Background Section.

1.34	TSX-V means the TSX Venture Exchange.

1.35	Quay Dispute means the dispute relating to the quay located at the Industrial Land which is partly owned with Hammerfest municipality as disclosed in the Data Room.

7 (17)

2.	The Transaction

2.1	Sale and purchase

2.1.1	On the terms and subject to the conditions of this Agreement, the Seller shall sell and deliver and the Buyer shall purchase all the REAS Shares, free and clear from any Encumbrances.

2.2	Purchase Price

2.2.1	The total consideration to be paid by the Buyer to the Seller for the REAS Shares shall be [***] (the Purchase Price).

2.2.2	The Purchase Price assumes and takes into account that REAS has purchased and acquired the Ancillary Assets at Closing.

2.3	Settlement of the Purchase Price

2.3.1	The Purchase Price shall be settled upon Closing as follows:

(a)	An amount of [***] shall be paid by the Buyer to the Seller’s Designated Bank Account (the Cash Amount); and

(b)	the remaining amount shall be settled by the Buyer issuing 42,100,000 common shares of the Buyer (the Consideration Shares).

2.3.2	To compensate the Seller for the value leakage resulting from exchange rate fluctuations between NOK:CAD causing the Consideration Shares to be worth less than [***] on the scheduled Closing, the parties agree that the Buyer shall make an additional payment to the Seller of [***] on Closing (the FX Adjustment Payment). If Closing does not occur on the scheduled date, the parties shall discuss adjustments to the FX Adjustment Payment in good faith.

2.4	Consideration Shares

2.4.1	The Consideration Shares shall be issued on terms no less beneficial to the Seller than those of the Related Transactions. The Seller shall have the right to verify and confirm that the subscription terms align with the Related Transactions, and documentation related thereto, acting reasonably.

2.4.2	The Consideration Shares shall be issued at a deemed price of [***] per share.

2.4.3	The Consideration Shares shall be subject to the statutory four-month and one-day hold period prescribed by Canadian securities laws.

2.4.4	In addition, the Consideration Shares shall be subject to policies of the TSX-V concerning escrow periods. The Buyer confirms that the listing application for the uplisting from a Tier 2 mining issuer to a Tier 1 mining issuer has already been submitted to the TSX-V for approval, and the Buyer will take all commercially reasonable efforts to obtain the approval of the TSX-V, with the effect that the Consideration Shares will be subject to the escrow periods applicable to Tier 1 issuers, as expediently as possible

2.4.5	Any escrow imposed by TSX-V or otherwise pursuant to this Agreement shall not prohibit the Seller from exercising all shareholders rights, including but not limited hereunder voting on its shares or receiving any distributions or dividends by the Buyer or participating in any merger transactions or take-over bids or participating in treasury offerings or secondary offerings, in each case, to which the Buyer is subject.

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2.4.6	After the escrow period, if the Seller wishes to dispose of its shares in the Buyer, the Seller shall first offer the Buyer the opportunity to place the shares within a reasonable set window however no longer than two (2) weeks. If the Buyer cannot place the shares within this window, the Seller will be free to sell the shares elsewhere.

2.4.7	The Buyer shall procure that there is no trading in shares of the Buyer on TSX-V until the Closing is completed.

3.	Pre-Closing undertakings

3.1	Conduct of Business

3.1.1	From the date of this Agreement and until the Closing Date, except as permitted under or contemplated by this Agreement, Fairly Disclosed in the Data Room, or approved in writing by the Buyer (such approval not to be unreasonably withheld), the Seller shall procure REAS:

(a)	Refrains from (i) amending its organisational documents, (ii) changing the number of authorised or issued shares in REAS, (iii) issuing any securities convertible into, exchangeable for or otherwise giving the right to subscribe for or acquire any equity or voting interest in REAS, (iv) directly or indirectly selling, redeeming, purchasing or otherwise acquiring any of the REAS Shares, (v) effecting a split, reclassification or other change in or of any of the REAS Shares, and (vi) creating any Encumbrances over any of the REAS Shares or the assets owned by REAS;

(b)	Refrains from declaring, setting aside, creating any entitlement to or paying any dividend or other distribution;

(c)	Conducts its business in the ordinary course;

(d)	Refrains from (i) buying, selling, transferring, leasing, licensing or otherwise acquiring or disposing any asset (including without limitation any real property and any permits) or any business (whether by merger or acquisition) outside the ordinary course of business;

(e)	Refrains from entering into any transaction with the Seller or its affiliates;

(f)	Refrains from entering into new agreements that are of material importance for the Companies, and take all reasonable measures to ensure that none of the Companies’ material agreements are cancelled, amended or terminated without written consent from the Buyer; and

(g)	Refrains from encouraging or undertaking anything that would constitute breach of the Seller Warranties.

9 (17)

4.	Conditions precedent

4.1	Conditions for the benefit of the Seller

The Closing is subject to the following conditions being satisfied (or waived, at Seller’s sole discretion) each of which such conditions the Seller acknowledges has been satisfied prior to the date of this Agreement:

(a)	Completion of due diligence by the Seller without any material issued identified;

(b)	Receipt of evidence of the Related Transactions being completed, in the form of the closing news release disseminated on SEDAR+; and

(c)	Receipt of evidence of TSX-V having approved the Transaction.

4.2	Conditions for the benefit of the Buyer

The Closing is subject to the following conditions being satisfied (or waived, at the Buyer’s sole discretion), each of which such conditions the Buyer acknowledges has been satisfied prior to the date of this Agreement:

(a)	Completion of due diligence by the Buyer without any material issued identified, which the Seller is unable to rectify within 30 days;

(b)	Receipt of evidence of TSX-V having approved the Transaction; and

(c)	Receipt of an executed asset transfer agreement, transferring the Ancillary Assets from the Seller to REAS, “as is”, and otherwise on arm’s length terms.

5.	Pre-Closing actions

Prior to Closing, the Seller shall provide the Buyer with registration instructions for the Consideration Shares.

6.	Closing

6.1	Time and place

6.1.1	The consummation of the Transaction (the Closing) is subject to the satisfaction or waiver of the conditions set out in Clause 4 and shall commence on 6 March 2025 at 2pm (CET) and be carried out electronically on a video or audio conference and by way of circulation of documents and signatures, or at such other date, time or meeting form as the Parties agree in writing (the Closing Date).

6.1.2	All proceedings to take place at the Closing in accordance with Clauses 6.2 and 6.3 shall take place simultaneously, and no transfer shall be deemed complete until all such proceedings have been completed.

6.1.3	The Parties shall execute the Closing Memorandum to confirm that all the conditions precedent set out in clause 4 and/or other pre completion actions set out in this Agreement have been satisfied or waived and that all closing actions set out in clause 5 have been taken.

10 (17)

6.2	The Seller’s obligations on Closing

At Closing the Seller shall deliver to the Buyer:

(a)	Confirmation on the receipt of the Cash Amount;

(b)	Updated shareholders’ register for REAS confirming that the REAS Shares have been legally transferred to the Buyer without any Encumbrances;

(c)	Documentation evidencing that the board of directors of REAS has approved the Transaction, the execution and implementation of the asset transfer agreement for the transfer of the Ancillary Assets from the Seller to REAS and that the directors have declared that they have no outstanding claims against REAS;

(d)	A shareholder confirmation issued by REAS in accordance with section 4-10 of the Companies Act with respect to the Buyer's ownership to the REAS Shares;

(e)	Operation Agreement being duly executed on behalf of the Seller;

(f)	A copy of the contents of the Data Room in electronic form; and

(g)	Corporate resolutions of the Seller confirming the execution of the Agreement and related documents, including the asset transfer agreement of the transfer of the Ancillary Assets from the Seller to REAS, and the implementation of the transactions contemplated therein.

6.3	The Buyer’s obligations on Closing

At Closing the Buyer shall deliver to the Seller:

(a)	Documentation from the transferring bank evidencing that the Cash Amount has been irrevocably transferred to the Seller’s Designated Bank Account and documentation evidencing that an irrevocable instruction has been made to transfer the FX Adjustment Amount to the Seller’s Designated Account;

(b)	Evidence of instructions from the Buyer to the transfer agent to issue the Consideration Shares to the Seller;

(c)	Documentation (in the form of a share certificate or direct registration statement) from the Buyer’s transfer agent evidencing that the Considerations Shares have been validly and irrevocably issued to the Seller or such other relevant documentation evidencing the same;

(d)	A signed notice sent to REAS on the Buyer’s purchase of the REAS Shares in accordance with the Companies Act section 4-12;

(e)	Minutes of an extraordinary general meeting in REAS showing the election of new board members;

(f)	Operation Agreement being duly executed by the newly elected directors on by half of REAS; and

(g)	Corporate resolutions of the Buyer confirming the execution of the Agreement and related documents, and the implementation of the transactions contemplated therein and confirmation that the Consideration Shares will, upon issuance, be validly and irrevocably issued to the Seller.

11 (17)

7.	Termination

7.1	Termination events

This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date:

(a)	By mutual written consent of the Seller and the Buyer;

(b)	By a Party if there has been a material breach by the other Party of this Agreement; or

(c)	By written notice by either Party to the other Party if the Transaction has not occurred (other than through the fault of the Party seeking to terminate this Agreement) by 30 April 2025 (the Outside Date).

7.2	Rights on termination

If this Agreement is terminated pursuant to Clause 7.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate and have no further effect and neither Party shall have any claim against the other under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement), provided, however, that the obligations of the Parties contained in Clause 14 (Miscellaneous) shall survive such termination.

8.	[***]

8.3.2	[***]

8.5	[***]

8.6	[***]

9.	Representations and warranties of the Seller

9.1	General

9.1.1	The Parties have agreed that the sale of the REAS Shares, including the Industrial Land, and Ancillary Assets is made on an "as-is" basis. This means that the Buyer accepts these assets in their current state and condition, with all faults (whether hidden or evident) and without any warranties, except as expressly provided for in Section 9.

9.1.2	The Seller makes the following representations and warranties to the Buyer as at the date of this Agreement and at the time immediately preceding Closing (unless otherwise is stated):

12 (17)

9.2	Ownership and shares

9.2.1	The Seller is the legal and beneficial owner of the REAS Shares, free and clear of any Encumbrances, and the REAS Shares are legally and validly issued and fully paid.

9.2.2	As at the time immediately preceding Closing, REAS is the legal and beneficial owner of the Ancillary Assets.

9.2.3	The REAS Shares are not subject to any pre-emptive rights, REAS does not have an unconditional or conditional obligation to issue further shares, and no rights relating to the REAS Shares (including dividends, preferential rights in the event of capital increase, etc.) have been separated from the REAS Shares

9.3	Power and authority

9.3.1	The execution and performance by the Seller of this Agreement or any other documents or instruments to be executed under it have all required approvals, whether on corporate or individual level.

9.3.2	This Agreement has been executed and delivered by the Seller and, and assuming the due authorisation, execution and delivery hereof by the Buyer, constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

10.	Representations and warranties of the Buyer

10.1	General

The Buyer makes the following representation and warranties to the Seller as at the date of this Agreement and at the time immediately preceding Closing (unless otherwise is stated):

10.2	Power and authority

10.2.1	The execution and performance by the Buyer of this Agreement or any other documents or instruments to be executed under it have all required approvals, whether on corporate or individual level.

10.2.2	This Agreement has been executed and delivered by the Buyer and, and assuming the due authorisation, execution and delivery hereof by the Buyer, constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

10.3	Issuance of the Consideration Shares

10.3.1	The Consideration Shares to be issued to the Seller have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and non-assessable.

10.3.2	As at the date of this Agreement, the Information provided by or on behalf of the Buyer with respect to the status of the Consideration Shares and applicable statutory restrictions and policies are correct and not misleading.

13 (17)

11.	Compensation

11.1	General

11.1.1	In the event of a breach by the Sellers Warranties in this Agreement, the Seller shall compensate the other Buyer for any Loss such Party suffers, subject to the limitations set out herein.

11.1.2	The limitations set out below in this Section 11 shall not apply to the Seller’s specific indemnitees set out in clause 12.

11.2	Sole remedy

The remedy provided for in this clause shall exclude any other claim for damages, purchase price reduction and all other remedies which would otherwise be available by law.

11.3	Disclosed information

The Buyer acknowledges that it has conducted a satisfactory due diligence investigation of the information disclosed in the Data Room and confirms that it has no outstanding questions or concerns. The Buyer shall have no right to compensation or other remedies for matters that have been Fairly Disclosed to the Buyer, whether in the Data Room or elsewhere. For the avoidance of doubt, this includes any issues related to the operation of the landfill in the open-pit mine on Ulveryggen, as well as issues in respect of the quay.

11.4	Monetary limitation

The Parties shall have no liability for breach of the Agreement with respect to any Loss in excess of a total amount representing 50% of the Cash Amount, except in the event of fraud, wilful misrepresentation, wilful misconduct or gross negligence on the part of the party benefiting from the limitation.

11.5	Time Limit for bringing claim

11.5.1	The Buyer shall give notice to the Seller of any claim in writing, specifying the factual basis for the claim in reasonable detail and the estimated amount of the claim (for the purposes of this clause, a Claim Notice), as soon as possible and latest within thirty (30) days from the date the Buyer or any Group Company became aware or should have become aware of the circumstances giving rise to a claim, and the Seller shall not be liable for any Loss which has not been notified to the Seller in accordance with this clause.

11.5.2	In any event, the Seller shall not be liable for a Loss unless it receives a Claim Notice within six (6) months following the Closing Date.

12.	Seller’s specific indemnities

12.1	The Seller shall indemnify and hold the Buyer harmless from any Losses, expenses, costs damages relating to:

(a)	Amount to be paid by the Seller in relation to the Quay Dispute in accordance with Clause 8.3.

(b)	Any liabilities or obligations under common registration in the value added tax register (Nw. Merverdiavgiftsregisteret) with the Seller or its affiliates.

14 (17)

13.	Buyer’s specific indemnities

13.1	The Buyer shall indemnify and hold the Seller harmless from any Losses, expenses, costs damages relating to:

(a) Any contaminants and pollution on the plant from previous operations; and

(b) Any issues relating to the landfill in the open-pit mine on Ulveryggen.

14.	Miscellaneous

14.1	Confidentiality

Each of the Parties agrees that the content of this Agreement shall be confidential, except where disclosure is required by law, listing rules or by any order of any administrative or judicial authority.

14.2	Announcements

Any public announcement to be made by either of the Parties in connection with the Transaction shall be agreed and shall be subject to the other Party’s review and comments.

14.3	Notices

Unless otherwise specified herein, any notice required to be given hereunder by any Party shall be deemed to have been given if mailed by prepaid registered mail, sent by e-mail or delivered to the address of the other Parties as hereinafter set forth:

If to the Seller: [***]

If to the Buyer: Frances Kwong, CFO, [***], 550 – 220 Bay Street, Toronto, ON, M5J 2W4.

14.4	Exclusivity

The Seller is not allowed to contact any other person or entity about the REAS Shares, Industrial Land and Ancillary Assets with an intention of selling the foregoing, unless this Agreement is rightfully terminated pursuant to clause 7.

14.5	Expenses

Unless otherwise is stated, the Parties shall cover their respective costs and expenses in connection with this Agreement and the consummation of the transactions contemplated herein, including professional fees and costs of attorneys, accountants and advisors.

14.6	Assignment

This Agreement shall be binding upon and inure to the benefit of the successors of the Parties, but shall not be assignable by any of the Parties without the prior written consent of the other Party.

14.7	Governing law and dispute resolution

14.7.1	This Agreement shall be governed by and construed in all respects in accordance with the laws of Norway.

15 (17)

14.7.2	Any disputes arising out of or in connection with this Agreement shall be resolved by arbitration in Bergen, Norway, in accordance with the Norwegian Arbitration Act of 2004, as amended.

14.7.3	The arbitration panel shall consist of three arbitrators. The Seller shall appoint one arbitrator, and the Buyer shall appoint one arbitrator. Such appointed arbitrators shall jointly appoint the chairman of the arbitration panel, who shall be a reputable business lawyer. In the event that either the Seller or the Buyer has failed to appoint an arbitrator within fourteen days after a Party in writing has requested arbitration, or the arbitrators appointed by the Parties have failed to appoint the chairman within 30 days after the last arbitrator appointed by a Party was appointed, the relevant arbitrator shall be appointed by the Chief Justice of the Bergen District Court.

14.7.4	The arbitration proceedings will be conducted, and the arbitral award will be made, in the English language.

* * *

[Signature page to follow]

16 (17)

[Signature page to Share Purchase Agreement]

For Wergeland Eigedom AS		For Blue Moon Metals Inc.

By:	"Margunn Kristine Bjørnestad"	By:	"Christian Kargl-Simard"
Name:	Margunn Kristine Bjørnestad	Name:	Christian Kargl-Simard
Title:	Chair of the board of directors	Title:	Chief Executive Officer

17 (17)

Schedule 1.11 - Closing Memorandum

CLOSING MEMORANDUM

related to the

SHARE PURCHASE AGREEMENT dated 6 March 2025

between

Blue Moon Metals Inc. (as the Buyer)

and

Wergeland Eigedom AS (as the Seller)

regarding the sale and purchase of 100% of the shares in

Repparfjord Eiendom AS

7 March 2025

1	INTRODUCTION

1.1	Purpose

This memorandum (the "Closing Memorandum") constitutes the minutes of the closing procedures carried out in connection with the completion of the sale and purchase of 100% of the shares in Repparfjord Eiendom AS (the "REAS") pursuant to a share purchase agreement (the "Agreement") dated 6 March 2025 between Wergeland Eigedom AS as the Seller and Blue Moon Metals Inc. as the Buyer (the "Transaction").

1.2	Definitions

Terms defined in the Agreement have the same meanings when used in this Closing Memorandum, unless explicitly set forth in this Closing Memorandum or otherwise evident from the context.

1.3	Time of Closing, electronic closing procedure

The Closing procedure commenced on 6 March 2025 at 2pm (CET) / 8am (EST). The Closing was carried out electronically on a video conference and by way of the circulation of documents and signatures.

1.4	Simultaneous actions

All actions taken and all documents executed and delivered by the Parties at Closing are deemed to having been taken, executed and delivered simultaneously, and no actions are deemed to having been taken nor any documents executed or delivered until all such actions have been taken and all such documents have been executed and delivered.

1.5	Attendants

The following persons participated in the Closing procedure:

Parties represented	Role	Representative

Wergeland Eigedom AS	Seller	N/A
Blue Moon Metals Inc.	Buyer	Christian Kargl-Simard
Frances Kwong
Advokatfirmaet BAHR AS	Seller's counsel	Hågen Hansen
Sondre Vegheim
Advokatfirmaet Simonsen Vogt Wiig AS	Buyer's counsel	Kjetil Westby Ranum
Nilakshan Selvaratnam
DLA Piper	Buyer’s counsel	Jennifer Poirier
Beatriz Albuquerque

1.6	Procedure

The Closing was carried out as follows:

a)	The Buyer's counsel established an e-mail thread with all the Attendants in Section 1.5 to exchange documents/confirmations.

b)	The Attendants logged into the video conference.

c)	The presence of the Attendants in Section 1.5 was confirmed.

d)	The Seller's counsel and the Buyer's counsel confirmed the satisfaction or waiver of the conditions precedent to Closing set out in section 2 and the pre-closing actions set out in Section 3

e)	The Seller's counsel and the Buyer’s counsel confirmed that they have exchanged in escrow the documents in Section 4 required for Closing.

f)	The Attendants confirmed they were ready to proceed with the Closing.

g)	The Buyer completed the closing action set out in section 4.8 (irrevocable payment confirmation/instruction of Cash Amount and FX Adjustment Amount), and shared evidence of this in the e-mail thread.

h)	The Seller completed the closing action set out in Section 4.1 (confirmation of receipt of Cash Amount) by way of sending a confirmation in the e-mail thread.

i)	Immediately thereafter the Seller's counsel and the Buyer’s counsel completed the other closing actions and deliveries set out in Section 4 by exchanging or confirming release from escrow of relevant documents.

j)	The Attendants confirmed Closing was completed, after which the Sellers’ counsel dated this Closing Memorandum and the parties confirmed release from escrow of the executed signature pages of this Closing Memorandum.

2	CONDITIONS PRECENDENT TO CLOSING

	Action	Agreement	Responsible	Exhibit	Status/Comments
clause
Conditions for the benefit of the Seller
The Closing is subject to the following conditions being satisfied (or waived, at Seller's sole discretion), each of which such conditions the Seller acknowledges has been satisfied prior to the date of this Agreement:
2.1	Completion of due diligence by the Seller without any material issued identified;	4.1 (a)	Buyer	N/A	Confirmed satisfied in the Agreement.
2.2	Receipt of evidence of the Related Transactions being completed, in the form of the closing news release disseminated on SEDAR+;	4.1 (b)	Buyer	N/A	Confirmed satisfied in the Agreement.
2.3	Receipt of evidence of TSX-V having approved the Transaction.	4.1 (c)	Buyer	N/A	Confirmed satisfied in the Agreement.

	Action	Agreement	Responsible	Exhibit	Status/Comments
clause
Conditions for the benefit of the Buyer
The Closing is subject to the following conditions being satisfied (or waived, at the Buyer's sole discretion), each of which such conditions the Buyer acknowledges has been satisfied prior to the date of this Agreement:
2.4	Completion of due diligence by the Buyer without any material issued identified, which the Seller is unable to rectify within 30 days;	4.2 (a)	Seller	N/A	Confirmed satisfied in the Agreement.
2.5	Receipt of evidence of TSX-V having approved the Transaction;	4.2 (b)	Seller	N/A	Confirmed satisfied in the Agreement.
2.6	Receipt of an executed asset transfer agreement, transferring the Ancillary Assets from the Seller to REAS, "as is", and otherwise on arm's length terms;	4.2 (c)	Seller	N/A	Confirmed satisfied in the Agreement.

3	OTHER PRE-CLOSING ACTIONS

	Action	Agreement	Responsible	Exhibit	Status/Comments
		clause
3.1	Prior to Closing, the Seller shall provide the Buyer with registration instructions for the Consideration Shares.	5	Seller	Exhibit 3.1	Completed

4	CLOSING ACTIONS AND DELIVERIES OF THE TRANSACTION

	Action/delivery	Agreement	Responsible	Exhibit	Status/Comments
clause
The Seller's obligations on Closing
At Closing the Seller shall deliver to the Buyer:

4.1	Confirmation on the receipt of the Cash Amount;	6.2 (a)	Seller	Exhibit 4.1	Completed

4.2	Updated shareholders' register for REAS confirming that the REAS Shares have been legally transferred to the Buyer without any Encumbrances;	6.2 (b)	Seller	Exhibit 4.2	Completed
4.3	Documentation evidencing that the board of directors of REAS has approved the Transaction, the execution and implementation of the asset transfer agreement for the transfer of the Ancillary Assets from the Seller to REAS and that the directors have declared that they have no outstanding claims against REAS;	6.2 (c)	Seller	Exhibit 4.3	Completed
4.4	A shareholder confirmation issued by REAS in accordance with section 4-10 of the Companies Act with respect to the Buyer's ownership to the REAS Shares;	6.2 (d)	Seller	Exhibit 4.4	Completed
4.5	Operation Agreement being duly executed on behalf of the Seller;	6.2 (e)	Seller	Exhibit 4.5	Completed
4.6	A copy of the contents of the Data Room in electronic form;	6.2 (f)	Seller	Exhibit 4.6	Completed
4.7	Corporate resolutions of the Seller confirming the execution of the Agreement and related documents, including the agreement of the transfer of the Ancillary Assets from the Seller to REAS, and the implementation of the transactions contemplated therein.	6.2 (g)	Seller	Exhibit 4.7	Completed

	Action/delivery	Agreement	Responsible	Exhibit	Status/Comments
clause
The Buyer's obligations on Closing
At Closing the Buyer shall deliver to the Seller:

4.8	Documentation from the transferring bank evidencing that the Cash Amount has been irrevocably transferred to the Seller’s Designated Bank Account and documentation evidencing that an irrevocable instruction has been made to transfer the FX Adjustment Amount to the Seller’s Designated Account;	6.3(a)	Buyer	Exhibit 4.8	Completed
4.9	Evidence of instructions from the Buyer to the transfer agent to issue the Consideration Shares to the Seller;	6.3(b)	Buyer	Exhibit 4.9	Completed
4.10	Documentation (in the form of a share certificate or direct registration statement) from the Buyer's transfer agent evidencing that the Consideration Shares have been validly and irrevocably issued to the Seller or such other relevant documentation evidencing the same;	6.3 (c)	Buyer	Exhibit 4.10	Completed
4.11	A signed notice sent to REAS on the Buyer's purchase of the REAS Shares in accordance with the Companies Act section 4-12;	6.3 (d)	Buyer	Exhibit 4.11	Completed
4.12	Minutes of an extraordinary general meeting in REAS showing the election of new board members;	6.3 (e)	Buyer	Exhibit 4.12	Completed
4.13	Operation Agreement being duly executed by the newly elected directors on behalf of REAS;	6.3 (f)	Buyer	Exhibit 4.13	Completed
4.14	Corporate resolutions of the Buyer confirming the execution of the Agreement and related documents, and the implementation of the transactions contemplated therein and confirmation that the Consideration Shares will,upon issuance, be validly and irrevocably issued to the Seller;	6.3 (g)	Buyer	Exhibit 4.14	Completed

5	CONFIRMATION OF COMPLETION OF CLOSING

By signing this Closing Memorandum, each of the Parties agrees and confirms that Closing has been duly completed.

* * *

For and on behalf of the Seller		For and on behalf of the Buyer

Signature:		Signature:

Name:	Margunn Kristine Bjørnestad	Name:	Christian Kargl-Simard
Title:	Chair of the board of directors / Authorised Signatory	Title:	Chief Executive Officer

EXHIBITS

No.	Content
Exhibit 4.1	Confirmation on the receipt of the Cash Amount
Exhibit 4.2	Updated shareholders' register for REAS
Exhibit 4.3	Board minutes of REAS
Exhibit 4.4	Evidence of shareholding in REAS
Exhibit 4.5	Operation Agreement executed on behalf of the Seller
Exhibit 4.6	Copy of the contents of the Data Room
Exhibit 4.7	Corporate resolutions for execution and implementation of the Agreement by the Seller
Exhibit 4.8	Evidence of the Cash Amount and the FX Adjustment Amount being irrevocably transferred to the Seller's Designated Bank Account
Exhibit 4.9	Evidence of instructions from the Buyer to the transfer agent to issue the Consideration Shares
Exhibit 4.10	Documentation and evidence of issuance of Consideration Shares to the Seller
Exhibit 4.11	Notice of acquisition of REAS Shares
Exhibit 4.12	EGM minutes of REAS
Exhibit 4.13	Operation Agreement executed on behalf of the Buyer
Exhibit 4.14	Corporate resolutions for execution and implementation of the Agreement by the Buyer

Schedule 1.19 - Description and Illustration of the Loading Facility

The Loading Facility consists of two loading arms located at the quay at land no. 107, title no. 1, land lease no. 15 in Hammerfest municipality, marked in the picture below, including two conveyor belts from the process plan under the road and to the quay:

Schedule 1.22 - Operation Agreement	CONFIDENTIAL AND PRIVILEGED

Operation Agreement

between

Wergeland Eigedom AS

and

Repparfjord Eiendom AS

regarding continued crushed stone operations at land no. 107 title no. 1, land lease no. 15 in Hammerfest municipality

06 March 2025

This agreement for continued operations and extractions (the «Agreement») is entered into on 6th of March 2025 between:

(1)	Repparfjord Eiendom AS, a corporation incorporated under the laws of Norway, with business registration number 991 412 689 («REAS»); and

(2)	Wergeland Eigedom AS, a corporation incorporated under the laws of Norway, with business registration number 923 265 651, having its registered address at Sløvåg, 5960 Dalsøyra, Gulen, Norway («WG»).

REAS and WG are collectively referred to as the «Parties» and individually as a «Party».

Background

(A)	Blue Moon Metals Inc., a corporation incorporated under the laws of British Columbia, Canada, with company number BC0779838, having its registered address at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada (Blue Moon) has acquired, either directly or through its subsidiary company as buyer under the SPA, from WG all shares in REAS pursuant to the share purchase agreement (“SPA”) dated 6th of March 2025 (the «Transaction»).

(B)	The Parties have agreed that WG (or an affiliated company within the same group of companies nominee by WG) shall be entitled to continue its crushed stone operations for a defined period under the terms set forth in this Agreement.

(C)	The Parties hereby intend to formalise the terms and conditions under which WG may continue its operations at municipality no. 5603, gnr/bnr 107/1, fnr. 15 (the «Industrial Land) and utilize all ship loading facilities and related infrastructure associated with the Industrial Land (the «Loading Facilities»).

NOW IT IS HEREBY AGREED as follows:

1.	Term and Extension

1.1	WG shall be entitled to continue its crushed stone operations in the Industrial Land for an initial period of ten (10) years from the date of signature of this Agreement (the «Initial Term»).

1.2	WG shall have an option to extend the Initial Term for two additional periods, each of ten (10) years (total 30 years) upon written notice to REAS which shall be provided no later than six (6) months prior to the expiration of the Initial Term and the additional period (if applicable).

1.3	Either Party may terminate this Agreement as set forth in Clause 8.

2.	Scope of Operations

2.1	WG shall be entitled to operate under the lease and operating licence held by REAS, Blue Moon or such entity designated by Blue Moon subject to compliance with all applicable laws, permits, and mining regulations. WG shall always take into consideration from time to time the applicable licence, mining plan and any other requirements set by the authorities.

2 (7)

2.2	WG will not use any buildings or constructions at the Industrial Land save for all Loading Facilities, which shall for the avoidance of doubt include tunnels, the quay and the basement in the building for reloading purposes.

2.3	WG shall be solely responsible for any misconduct, damages, or losses arising from its operations. WG shall also be solely responsible strictly for its own use of the Industrial Land and that its operations are in compliance with all public law requirements.

2.4	WG shall have the exclusive right to extract, process, and sell crushed stone from the quarry, in accordance with all necessary regulatory approvals.

2.5	WG shall be entitled to utilize the Nussir/ Blue Moon waste rock and sorting plant waste rock for its operations, provided that such materials meet the quality standards defined in Clause 3.

3.	Purchase of Rock Material

3.1	Nussir, on behalf of REAS, shall be responsible to deliver tunnel-sourced and sorting plant rock into the quarry area.

3.2	WG shall purchase 0-300 mm rock from the materials delivered by REAS, provided always that rock meets adequate quality standards, as determined by WG acting reasonably.

3.3	The purchase price shall reflect WG's production costs, calculated based on the cost of drilling and blasting during REAS open-pit operations. The price shall be determined as the annual average based on the prior full calendar year, but shall never be lower than NOK 15 per tonne. [***]

4.	Annual Quantity

4.1	The Parties shall negotiate and agree on the annual volume of stone to be purchased by WG in Q4 of each calendar year.

4.2	For the year 2025, the agreement on volumes shall be concluded by the Parties no later than June 30, 2025.

4.3	WG shall strive to purchase all volumes produced by Nussir on behalf of REAS, but shall not be obligated to purchase volumes exceeding the agreed annual quantity.

4.4	Nussir, on behalf of REAS shall be entitled to sell any unpurchased volumes to third parties.

4.5	Any additional volumes shall be extracted in accordance with the existing operating license (with reference 17/00529-14) as long as WG is present in the area. Volumes derived from Nussir`s mining operations will follow by the operating licence held by Nussir.

4.6	The weight of the aggregates loaded on board vessels for supplies will be defined by the bill of lading established by the shipowner and should be coherent with the weight as measured by the conveyor belt on the ship loading system. In the event of discrepancy between these two measurements, WG will investigate and present a report to REAS.

3 (7)

5.	Rental of Factory Area

5.1	WG shall lease from REAS the designated outside factory area east of the factory building as shown in Appendix 1. WG’s use of the Industrial Land must be to the extent permitted by the agreements with FEFO. The annual rent is [***] payable in advance at the beginning of each calendar year. Such consideration shall be payable within 2 weeks following closing of the Transaction, and further in advance on each annual anniversary date thereafter. VAT will be added to the extent applicable. The rent shall be adjusted in accordance with the changes to in the Consumer Price Index 1 January every year. The original lease index value is the index value as per December 2024. Rent adjustments shall be based on changes from the original lease index value to the most recent known index value as per the adjustment date. Further, WG shall have the right, as long as they operate on the Industrial Land, to use the topmost of the four barrack rigs, which shall be included as part of the annual rent.

5.2	Nussir, on behalf of REAS, shall have access to the leased area in order to fulfil its obligations under clause 4 as well as for regulatory reasons and other reasonable requirements.

6.	Access to Loading Facilities and Quay

6.1	WG shall have access to the quay for unloading rock masses, subject to priority access for vessels loading copper concentrate from REAS/Nussir’s mining operations, and provided further that WG shall be responsible for any costs resulting from gross negligence or wilful misconduct in respect of WG’s activities.

6.2	WG shall be entitled to lease the Loading Facilities from REAS for an annual fee of [***]. Such consideration shall payable within 2 weeks following closing of the Transaction, and further in advance on each annual anniversary date thereafter. VAT will be added to the extent applicable. The rent shall be adjusted based on the Consumer Price Index, just as the rent for the outside factory area, as stated in clause 5.1.

6.3	REAS shall be responsible for maintaining, repairing and to the extent necessary, replace the Loading Facilities for the full period of WG’s continued crushed stone operations, to keep the aggregates production operations at all times in compliance with the mining plan and all permits and authorizations issued by the relevant authorities, other than any costs resulting from gross negligence or wilful misconduct in respect of WG’s activities.

6.4	For the avoidance of doubt, REAS shall be responsible for all damages to the Loading Facilities caused by the operations, save for such damages as caused by WG’s gross negligence or willful misconduct.

7.	Licenses and compliance

7.1	WG and Wergeland AS shall strive to transfer the stone extraction license and the corresponding financial security provided to the Directorate of Mining (with reference 17/00529-14) on an as-is basis to Blue Moon or REAS, or other company designated by Blue Moon as soon as possible upon request by Blue Moon, however subject to approval from public authorities. For the avoidance of doubt, if such transfer is not approved by the public authorities, Blue Moon shall have the right to direct WG and Wergeland AS to transfer the license to a person or entity deemed acceptable by the public authorities, and WG and Wergeland AS shall take all such steps necessary to effect such transfer. WG and Wergeland AS shall transfer of the license free of charge or any other payments to be made by Blue Moon or REAS.

4 (7)

7.2	Following such transfer as stated in 7.1, REAS will be maintain its permits and mining plan in respect of the Industrial Land, and WG shall be entitled to extract aggregates on the basis of the permits and mining plan pertaining to REAS.

7.3	Save for the stone extraction license, WG shall be responsible for maintaining all necessary licenses and permits required for its operations.

7.4	WG shall be entitled to sublet the rights and obligations under this Agreement to an affiliated company with the same corporate group, subject to REAS written consent which shall not be unreasonably withheld.

7.5	WG shall comply with all applicable environmental and regulatory requirements.

7.6	WG shall take all necessary steps to ensure that the stone extraction license (with reference 17/00529-14) remains in compliance with public authorities' requirements.

7.7	REAS shall be the responsible entity towards Kystverket for the ISPS certification in respect of the quay. REAS shall maintain customary ISO certification.

8.	Termination

8.1	WG may terminate this Agreement with two (2) years' written notice.

8.2	REAS may terminate the Agreement prematurely and evict WG in the case of gross negligence, lack of performance, or other non-conducive professional conduct that could negatively impact REAS’ operations and reputation. Such termination shall only occur after good faith negotiations up to 30 days have been exhausted. For the avoidance of doubt, termination and eviction shall be the only consequences to which WG shall be liable.

8.3	In the event of termination, WG shall be granted a reasonable period to conclude its operations and remove its equipment and assets.

9.	Vacation of the Industrial Land

9.1	Upon the end of the term of this Agreement, WG shall vacate the Industrial Land and the Loading Facilities and return it to REAS a tidy state, and shall remove all its objects, machinery, equipment and masses, such as the old gravel crusher located inside the mountain. In the event these are not removed by WG, REAS may remove these for the account of WG.

9.2	WG shall also be responsible for removing any contamination or pollution caused by its activities at the Industrial Land which is caused by the WG’s operations under this Agreement. For the avoidance of doubt, Blue Moon has acquired Reas on an as-is basis and shall thus bear all risk and responsibility for pollution and contamination on the properties at the time these are taken over Blue Moon.

10.	Severability

10.1	If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law, such provision shall be deemed modified to the minimum extent necessary to make it valid, legal, and enforceable. If such modification is not possible, the relevant provision shall be deemed deleted. The remaining provisions of this Agreement shall remain in full force and effect.

5 (7)

11.	Governing Law and Dispute Resolution

11.1	This Agreement shall be governed by and construed in accordance with Norwegian law.

11.2	Any disputes arising from this Agreement shall be settled by arbitration in Bergen, Norway, in accordance with the Norwegian Arbitration Act of 2004, as amended.

11.3	The arbitration panel shall consist of three arbitrators. The Seller shall appoint one arbitrator, and the Buyer shall appoint one arbitrator. Such appointed arbitrators shall jointly appoint the chairman of the arbitration panel, who shall be a reputable business lawyer. In the event that either the Seller or the Buyer has failed to appoint an arbitrator within fourteen days after a Party in writing has requested arbitration, or the arbitrators appointed by the Parties have failed to appoint the chairman within 30 days after the last arbitrator appointed by a Party was appointed, the relevant arbitrator shall be appointed by the Chief Justice of the Bergen District Court.

11.4	The arbitration proceedings will be conducted, and the arbitral award will be made, in the English language.

***

Appendices:

1. Map showing the outside area to be leased

[Signature page follows]

6 (7)

Agreement for Continued Operations and Extractions

Repparfjord Eiendom AS

By:
Name: Christian Kargl-Simard
Capacity: Chairman of the board

Wergeland Eigedom AS

We accept our obligations under this agreement

Wergeland AS

By:
Name: Margunn Kristine Bjørnestad

Capacity:
As per registered proxy/procuration

7 (7)

APPENDIX 1

Appendix 2

Schedule 1.29 - Related Transactions

Date:	December 19, 2024

News Release:	24-11

Ticker Symbols:	TSXV: MOON

BLUE MOON METALS CLOSES C$30 MILLION IN EQUITY FINANCING WITH LEAD ORDERS FROM HARTREE PARTNERS, WHEATON PRECIOUS METALS AND LNS, AND SIGNS DEFINITIVE AGREEMENTS TO ACQUIRE TWO NORWEGIAN BROWNFIELD COPPER PROJECTS

TORONTO, Ontario – December 19, 2024 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON), Nussir ASA (“Nussir”) and Nye Sulitjelma Gruver AS (“NSG”) are pleased to announce that the parties have entered into separate definitive agreements (the “Definitive Agreements”), each dated December 19, 2024, pursuant to which Blue Moon has agreed to acquire all of the issued and outstanding shares of Nussir and NSG (the “Acquisitions”). Both Nussir and NSG are private Norwegian companies with properties in northern Norway (the “Nussir Property” and the “NSG Property,” respectively). Pursuant to the Definitive Agreements, Blue Moon has agreed to acquire a 99.5% interest in Nussir and a 100% interest in NSG, to be satisfied by the issuance to Nussir and NSG shareholders of up to 313,142,828 common shares of Blue Moon (the “Blue Moon Shares”) at a deemed price of C$0.30 per Blue Moon Share. NSG shareholders will also receive US$3 million in cash milestone payments related to the receipt of permitting for tailings discharge and receipt of the operating permit for the NSG Property. Further details about the Acquisitions are disclosed in Blue Moon’s news release dated November 27, 2024.

Blue Moon has also closed its previously announced brokered private placement in tandem with entering into the Definitive Agreements, raising C$30 million (the “Concurrent Financing”). More details on the Concurrent Financing can be found below. The implied equity value of the Acquisitions and the Concurrent Financing, collectively, is approximately US$100 million on a fully-diluted in-the-money basis. At closing of the Acquisitions, existing Blue Moon, Nussir and NSG shareholders are expected to own 12%, 55% and 12%, respectively, of Blue Moon Shares outstanding on a fully-diluted in-the-money basis. No one shareholder is expected to own more than 20% of the Blue Moon Shares. The Concurrent Financing has received conditional TSX Venture Exchange ("TSXV") approval and is subject to final TSXV approval. The Acquisitions are subject to acceptance by the TSXV in all respects, as they are each considered a "Reviewable Transaction" under the policies of the TSXV. As per TSXV requirements, trading of the Blue Moon Shares is halted and will resume after the TSXV has received all required documentation, including a technical report on the Nussir Property prepared in accordance with National Instrument 43-101, among other customary items. Closing of the Acquisitions is expected by the end of February 2025, at which point the maiden preliminary economic assessment on the Company’s existing Blue Moon property (the “Blue Moon Property”) is also anticipated to be released. Blue Moon looks forward to communicating its new plan for the Norwegian assets once the stock starts trading again in 2025.

Concurrent Financing

Pursuant to the first tranche closing of the Concurrent Financing, Blue Moon issued 10,000,031 units (the “Units”) of the Company at a price of C$3.00 per Unit for gross proceeds C$30,000,093. The Concurrent Financing is co-led by Cormark Securities Inc. and Scotiabank on behalf of a syndicate of investment dealers including National Bank Financial Inc., Haywood Securities Inc., Raymond James Ltd. and CIBC World Markets Inc. (collectively, the “Agents”). The Company may close additional tranches of the Concurrent Financing, for up to cumulative total gross proceeds of C$50,000,000.

Each Unit issued in the Concurrent Financing consists of 1 common share of Blue Moon (each, a “Unit Share”) and 9 subscription receipts (each, a “Subscription Receipt”), with 10% of the price per Unit allocated to the Unit Share underlying each Unit and 90% of the price per Unit allocated to the Subscription Receipts underlying each Unit. The net proceeds allocated to the Unit Shares were released to Blue Moon upon closing of the Concurrent Financing and will not be returned to the subscribers in the event the Escrow Release Conditions (as defined below), which include the completion of the Acquisitions, are not met.

Date:	December 19, 2024

News Release:	24-11

Ticker Symbols:	TSXV: MOON

Upon completion of the Acquisitions, and subject to certain customary conversion conditions for a transaction of this nature (collectively, “Escrow Release Conditions”), each Subscription Receipt will convert into one common share of Blue Moon (each, an “Underlying Share”) without payment of additional consideration or further action on the part of the holder.

Blue Moon has agreed to pay to the Agents a commission equal to 6.0% of the gross proceeds from the Concurrent Financing (reduced in connection with subscriptions by certain strategic, institutional and retail investors, and by insiders of Blue Moon and shareholders of Nussir and NSG), 50% of which has been placed in escrow (the “Escrowed Commission”) as described below.

The proceeds of the Concurrent Financing, other than those proceeds allocated to the Unit Shares, and the Escrowed Commission (the “Escrowed Proceeds”), will be held in escrow pending satisfaction of the Escrow Release Conditions. Provided that the Escrow Release Conditions are satisfied or waived (where permitted) prior to 5:00 p.m. (Toronto time) on February 27, 2025, or prior to April 30, 2025 if Blue Moon shareholder approval to the Acquisitions is required by the TSXV, (the “Escrow Release Deadline”): (i) the Escrowed Commission will be released to the Agents from the Escrowed Proceeds, (ii) the balance of the Escrowed Proceeds will be released to or as directed by Blue Moon, and (iii) the Subscription Receipts shall be automatically converted into Underlying Shares, without payment of any additional consideration or further action on the part of the subscribers. In the event that the Escrow Release Conditions are not satisfied by the Escrow Release Deadline, the Escrowed Proceeds, together with interest earned thereon, if any, will be returned to the holders of the Subscription Receipts and such Subscription Receipts will be cancelled.

The net proceeds from the Unit Shares will be used for general corporate purposes and advancement of the Blue Moon project, along with costs related to the Acquisitions. The net proceeds from the Subscription Receipts will be primarily utilized for exploration decline development, underground exploration, and optimization studies at the Nussir Property, exploration permitting at the Blue Moon Property and the NSG Property, and general corporate purposes and working capital.

The securities issued under the first tranche of the Concurrent Financing are subject to a statutory hold period of four months and a day from the closing date in accordance with applicable securities laws.

Certain insiders of the Company participated in the Concurrent Financing and subscribed for a total of 187,000 Units for aggregate gross proceeds of C$0.56 million. Participation by the insiders in the Concurrent Financing constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that neither the fair market value of the securities issued under the Concurrent Financing to the insiders, nor the fair market value of the consideration paid by the insiders, exceeded 25% of the Company’s market capitalization.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any securities laws of any state of the United States, and may not be offered or sold in the United States absent registration under the U.S. Securities Act and applicable securities laws of any state of the United States or compliance with the requirements of an exemption therefrom. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. “United States” is as defined in Regulation S under the U.S. Securities Act.

Date:	December 19, 2024

News Release:	24-11

Ticker Symbols:	TSXV: MOON

Strategic Investors

As part of the Concurrent Financing, the Company welcomes several strategic investors: Hartree Partners LP(“Hartree”), Leonhard Nilsen & Sønner AS (“LNS”) and Wheaton Precious Metals Corp. ("Wheaton," TSX: WPM, NYSE: WPM), which, together, subscribed for over 50% of the total Units sold under the first tranche of the Concurrent Financing.

In addition to a C$7.25 million subscription in the Concurrent Financing, Hartree has been granted the right to subscribe for between C$5.25 million and C$7.75 million worth of Blue Moon Shares at pre-agreed conditions based on the market price up to May 9, 2025. Hartree will also receive pro-rata pre-emptive rights in respect of future equity issuances of Blue Moon, as long as Hartree owns 5% of the issued and outstanding common shares of Blue Moon, have the right to appoint a board member by the end of 2025, and the right to participate on a technical committee. Hartree’s additional Blue Moon Share subscriptions are subject to approval of the TSXV. The Company has also agreed to enter into a long term offtake agreement with Hartree for Nussir concentrate production, along with a right of last offer for a portion of the off-take volumes at the Blue Moon and NSG projects. In addition to the above, Hartree and Blue Moon have entered into an MOU for an up to US$20 million secured bridge loan facility to provide financial flexibility during construction of the Nussir Property. Hartree and Blue Moon will continue to advance discussions, and details will be made available should the transaction advance and definitive terms be reached. The facility would be subject to customary conditions precedent including completion of due diligence, satisfactory documentation, and final approvals by Hartree, amongst others.

Wheaton participated in the Concurrent Financing for C$4.95 million. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal ("ROFR") on any precious metals streams on Blue Moon’s properties for C$50,000.

In addition to a C$4.2 million subscription in the Concurrent Financing, LNS has agreed to subscribe for another C$2.2 million of Blue Moon Shares upon two milestones, the first being the start of decline construction at the Nussir Property, and the second 10 months after the start of decline construction. The acquisition of these Blue Moon Shares is subject to approval of the TSXV. Nussir has entered into a mining contract with LNS for the Nussir Property for LNS to provide comprehensive services to the Company during construction and operations.

Disclosure by Monial AS and Baker Steel Trust Resources Limited

As a result of the signing of the Definitive Agreement in respect of the acquisition of the shares of Nussir (the “Nussir SPA”), Monial AS (“Monial”), an existing Nussir shareholder, will, on completion of the Nussir SPA, beneficially own and control 82,922,061 Blue Moon Shares, resulting in Monial having an ownership interest of 17.8% of the issued and outstanding shares of Blue Moon, on closing, and assuming an aggregate fundraising by Blue Moon of C$30,000,093. Prior to signing the Nussir SPA, Monial did not own or control any securities of Blue Moon. The aggregate value of the Blue Moon Shares to be issued to Monial on closing of the Nussir SPA is C$24,876,618 (or C$0.30 per Blue Moon Share, which is the equivalent of NOK4.25 per Nussir share to be purchased by Blue Moon, using the exchange rate in the Nussir SPA of NOK1:C$0.1253). Monial entered into the Nussir SPA to sell its Nussir shares to Blue Moon in exchange for Blue Moon Shares and to acquire the Blue Moon Shares for investment purposes. Depending on market conditions and other factors, Monial may from time to time acquire and/or dispose of securities of Blue Moon or continue to hold its current position.

To obtain a copy of the early warning report to be filed by Monial in connection with this press release, please contact: Halvor Holta at +47 907 21 036. Monial’s address is Dicks vei 12, N-1366 Lysaker, Norway.

Date:	December 19, 2024

News Release:	24-11

Ticker Symbols:	TSXV: MOON

As a result of the signing of the Nussir SPA, Baker Steel Resources Trust Limited (“BSRT”), an existing Nussir shareholder, will, on completion of the Nussir SPA, beneficially own and control 57,895,552 Blue Moon Shares, comprised of 55,728,882 Blue Moon Shares which it will receive as consideration under the Nussir SPA and 2,166,670 Unit Shares which it is subscribing for under the Concurrent Financing, resulting in BSRT having an aggregate ownership interest of 12.4% of the issued and outstanding shares of Blue Moon, on closing, and assuming an aggregate fundraising by Blue Moon of C$30,000,093. Prior to signing the Nussir SPA and the closing of the Concurrent Financing, BSRT did not own or control any securities of Blue Moon. The aggregate value of the Blue Moon Shares and Unit Shares to be issued to BSRT on closing of the Nussir SPA and closing of the Concurrent Financing is C$17,368,666 (or C$0.30 per Blue Moon Share or Unit Share, which is the equivalent of NOK4.25 per Nussir share to be purchased by Blue Moon, using the exchange rate in the Nussir SPA of NOK1:C$0.1253). BSRT entered into the Nussir SPA to sell its Nussir shares to Blue Moon in exchange for Blue Moon Shares and subscribed for Units under the Concurrent Financing for investment purposes. Depending on market conditions and other factors, BSRT may from time to time acquire and/or dispose of securities of Blue Moon or continue to hold its current position.

To obtain a copy of the early warning report to be filed by BSRT in connection with this press release, please contact: Tino Isnardi, +44 20 7389 0009. BSRT’s address is East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP.

About Blue Moon

Blue Moon Metals is advancing its Blue Moon polymetallic deposit which contains zinc, gold, silver and copper. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a four-hour drive to the service center of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws relating to, among other things, the holdings of the existing Blue Moon, Nussir and NSG shareholders at closing of the Acquisitions; completion of the proposed Acquisitions and the expected timing thereof; the receipt of final TSXV acceptance in respect of the Concurrent Financing; the receipt of TSXV acceptance in all aspects in respect of the Acquisitions; that no single shareholder will own 20% of Blue Moon at closing of the Acquisitions; the publication of a maiden preliminary economic assessment on the Blue Moon Property and the timing thereof; the potential closing of additional tranches of the Concurrent Financing; the satisfaction of the Escrow Release Conditions; the conversion of the Subscription Receipts into Underlying Shares; the conversion of the Subscription Receipts and the anticipated timing thereof; the anticipated use of the proceeds from the Concurrent Financing; the availability of the Hartree Facility; the project financing package at Nussir and the timing thereof; the ROFR; LNS’ right to subscribe for additional Blue Moon Shares; the completion of formal mining construction and operations contracts with LNS in respect of the NSG Property and the Blue Moon Property and the timing thereof; and the right to raise additional funds from Hartree. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

Date:	December 19, 2024

News Release:	24-11

Ticker Symbols:	TSXV: MOON

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Concurrent Financing and the Acquisitions referred to herein and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Completion of the Acquisitions is subject to customary closing conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the Acquisitions will occur, or that they will occur on the terms and conditions contemplated in this news release. The Acquisitions could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the Acquisitions will be fully realized. In addition, if the Acquisitions are not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the Acquisitions and the dedication of substantial resources of each party to the completion of the Acquisitions could have an impact on such party’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.